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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                                 AMENDMENT NO. 2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               The viaLink Company
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                            Delaware                                                          73-1247666
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     (State of incorporation or organization)                                    (I.R.S. Employer Identification No.)

                                      13800 Benson Road, Edmond, Oklahoma                                                 73013
---------------------------------------------------------------------------------------------------------------      --------------
(Address of principal executive offices)                                                                               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class               Name of each exchange on which
             to be so registered               each class is to be registered
---------------------------------------  -------------------------------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

Securities Act registration statement file number to which this form relates: ________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         We are amending our Registration Statement on Form 8-A for our common stock filed with the SEC on November 14, 1996, as amended by Amendment No. 1 to the Registration Statement on Form 8-A/A filed with the SEC on November 17, 1999.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The rights and preferences of the authorized preferred stock may be designated from time to time by our board of directors. The following summary is qualified by reference to our certificate of incorporation, as amended, and our bylaws, both of which have been filed as exhibits to this registration statement.

COMMON STOCK

         Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock are not entitled to cumulated voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designated and issue and the future.

PREFERRED STOCK

         Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to fix rights, preferences, privileges and restrictions of the authorized preferred stock and to issue shares of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power for the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock.

         We have agreed with the securities regulators of certain states that we will not offer preferred stock to persons considered to be promoters of us except on the same terms as offered to all other existing stockholders or new stockholders, or unless the issuance of preferred stock is approved by the majority of our disinterested, independent directors who have access, at our expense, to legal counsel.


REGISTRATION RIGHTS

         We have granted registration rights to the holders of underwriter warrants and warrant underwriter warrants which we issued to the underwriters of our initial public offering at the time of the offering and the shares of our common stock issuable upon exercise of those warrants. Until November 20, 2000, the holders of at least 50% of these registrable securities which are then outstanding may request registration under the Securities Act of all or any part of their registrable securities. The holders of these registrable securities are entitled to request one such demand registration, the expenses of which shall be paid for by us. In addition, the holders of these registrable securities also have piggyback registration rights. In June 1999, we registered for resale 720,000 shares of common stock underlying these underwriter warrants and warrant underwriter warrants, and we are obligated to keep the registration statement registering these shares effective at least nine consecutive months or such longer period permitted by the Securities Act. As of June 15, 2000, warrants to purchase 43,000 shares of our common stock were outstanding.

         We have also granted registration rights to some holders of options to purchase 1,440,000 shares of our common stock. We originally issued these options to John Simonelli and Larry E. Howell on October 15, 1996 in connection with our acquisition of Vantage Capital Resources, Inc. If we propose to register any of our securities under the Securities Act (other than by filing a registration statement on Form S-8 or Form S-4) at any time, the option holders may request to have the securities they hold included in such registration. Upon this request, we shall use our best efforts, providing that it is permissible under the Securities Act to register these securities on such registration statement, to include the option holders' securities in the proposed registration statement. However, we may determine for any reason, after consultation with the option holders who have requested to have their securities included in the registration statement, not to register or to delay the registration of the option holders securities. In August 1999, we registered for resale the 1,440,000 shares of common stock issuable upon the exercise of these options, and we were obligated to keep the registration statement registering these shares for resale effective until February 2000. As of June 15, 2000, options to purchase 360,000 shares of our common stock were outstanding.

         In connection with an agreement with Hewlett-Packard and the $6.0 million subordinated secured convertible promissory note issued to it, we have granted registration rights to Hewlett-Packard with respect to shares of our common stock issuable upon conversion of the note and with respect to the shares of our common stock purchased by it and shares of our common stock issuable upon exercise of a warrant we issued to it in connection with a private placement, such registration to be effective for at least 180 days. Hewlett-Packard may request that these securities be registered in up to four demand registrations; however, only one of these demand registrations may be pursuant to a registration statement on Form S-1, Form SB-2 or other similar forms of registration statements. We have also granted Hewlett-Packard unlimited piggyback registration rights. Both the demand and piggyback registration rights contain cut-back provisions under which we may not have to register the shares requested by Hewlett-Packard if such registration, in the opinion of the underwriters of such offering, would be imprudent.

         In connection with an agreement with Ernst & Young, we have granted registration rights to Ernst & Young with respect to 1,000,000 shares of our common stock we issued to Ernst & Young upon the exercise of a warrant we issued to it and any shares of our common stock we issue to it as compensation under a master services agreement. As of June 15, 2000, we had issued an additional 115,356 shares of our common stock to Ernst & Young in accordance with this master services agreement. Ernst & Young may request that these securities be registered in up to five demand registrations, however only two of these demand registrations may be pursuant to a registration statement on Form S-1, Form SB-2 or other similar forms of registration statements. We have also granted Ernst & Young unlimited piggyback registration rights. Both the demand and piggyback registration rights contain cut-back provisions under which we may not have to register the shares requested by Ernst & Young if such registration, in the opinion of the underwriters of such offering, would be imprudent. In August 1999, we registered for resale 250,000 shares of common stock we issued to Ernst & Young upon exercise of the warrant, and we are obligated to keep the registration statement registering these shares for resale effective until all of the shares have been sold pursuant to such registration statement.

         In connection with various agreements with i2 Technologies and the common stock and warrants issued thereunder, we have granted registration rights to i2 Technologies with respect to shares of our common stock purchased by it and shares of our common stock issuable upon the exercise of warrants we issued to it. i2 Technologies may request that these securities be registered on a registration statement on Form S-1, Form SB-2 or other similar forms or registration statements pursuant to a demand registration right which we have granted them, and we are obligated to keep such registration effective until the earlier to occur of the sale of all of the shares pursuant to such registration statement or 180 days. We have also granted to i2 Technologies unlimited piggyback registration rights, and we are obligated to keep any such registration effective until all of the shares have been sold pursuant to such registration statement. We may delay a request to register these securities pursuant to the demand registration right for a period not to exceed 60 days in the case of certain limited circumstances which, in the opinion of our board of directors, would make the registration of the securities at such time unadvisable. The piggyback registration rights contain cutback provisions under which we may not have to register the shares requested by i2 Technologies if such registration, in the opinion of the underwriters of such offering, would be imprudent.

         In connection with an agreement with Millennium Partners, we are required to register all of the shares of our common stock issued to it and all of the shares of our common stock issuable upon exercise of a warrant we issued to Millennium Partners upon the later to occur of 120 days following the close of the private placement with it. We have also granted Millennium Partners unlimited piggyback registration rights. We may delay a request to register these securities pursuant to the demand registration right for a period not exceed 60 days in certain limited circumstances which, in the opinion of our board of directors, would make the registration of the securities at such time unadvisable. The piggyback registration rights contain cutback provisions under which we may not have to register the shares requested by Millennium Partners if such registration, in the opinion of the underwriters of such offering, would be imprudent. We must keep any registration statement effective for at least 180 days.

         In connection with an agreement with AGE Investments, Inc., we have granted AGE unlimited registration rights on or after June 20, 2000 but prior to March 22, 2005 with respect to the shares of our common stock issuable upon exercise of the warrants we issued to AGE Investments, such registration to remain effective until all of shares have been sold pursuant to such registration statement. The piggyback registration rights contain cutback provisions under which we may not have to register the shares requested by AGE of such registration, in the opinion of the underwriters of such offering, would be imprudent.

         In connection with an agreement with RGC International Investors, LDC, we are required to register all of the shares of our common stock issued to RGC and 1,700,000 shares of our common stock reserved for issuance upon exercise of a warrant we issued to RGC within 30 days following the close of the private placement with it. We have also granted RGC unlimited piggyback registration rights. The piggyback registration rights contain cutback provisions under which we may not register the shares requested by RGC if such registration, in the opinion of the underwriter's of such offering, would be imprudent. We are obligated to keep any registration statement effective until the earlier of the date on which all of the shares are sold pursuant to such registration statement and the date on which all of the shares may be immediately sold to the public without restriction.

         In connection with a settlement agreement, we have granted certain holders of options to purchase 20,000 shares of our common stock the right to request the registration of these securities on Form S-3 or similar short form registration. We are obligated to use our reasonable best efforts to keep this registration effective until the later to occur of the sale of all of the shares pursuant to the registration statement or 90 days. Upon a good faith determination, we may delay the request to register these securities until we believe it would be practicable to effect the registration.

ANTI-TAKEOVER EFFECTS

         Our certificate of incorporation, our bylaws and certain provisions of Delaware law could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of us.

         Delaware anti-takeover statute. We are subject to the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

         o prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tender or exchange offer; or

         o on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an "interested stockholder," did own, 15% or more of the corporation's voting stock.

         In addition, provisions of our certificate of incorporation and bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

         Classified board of directors. Our certificate of incorporation provides that our board of directors is to be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the board of directors are elected each year. These provisions, when coupled with the provisions of our certificate of incorporation and bylaws authorizing our board of directors to fill vacant directorships or increase the size of our board, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors. Our bylaws also provide that directors may only be removed by the shareholders for cause by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of viaLink then entitled to vote in the election of directors, voting together as a single class.

         Stockholder action; special meeting of stockholders. Our certificate of incorporation eliminated the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only a majority of our board of directors.

         Advance notice requirements for stockholder proposals and director nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date we released the notice of annual meeting to stockholder in connection with the previous year's annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder, in order to be timely, must be received a reasonable time before we release the notice of annual meeting to stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing maters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

         Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render it more difficult or discourage an attempt to obtain control of our company be means of proxy context, tender offer, merger or other transaction.

         Supermajority vote provisions. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation of bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with the amendment of certain provisions of our certificate of incorporation, including the provisions relating to the classified board of directors and action by written consent of stockholders.

         Indemnification. Our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, our charter limits the personal liability of our board members for breaches by the directors of their fiduciary duties to the fullest extent permitted under Delaware law.

TRANSFER AGENT AND REGISTRAR

                  The transfer agent and registrar of out common stock is UMB Bank, N.A. and its address is 928 Grand Boulevard, P.O. Box 410064, Kansas City, Missouri 64141.

NASDAQ NATIONAL MARKET LISTING

                  Our common stock is traded on the Nasdaq National Market under the trading symbol "VLNK."

ITEM 2.  EXHIBITS.

1. Certificate of Incorporation of The viaLink Company (filed as Appendix E to Registrant's Definitive 14-A Proxy Statement dated April 19, 1999 (the "1999 Proxy Statement") and incorporated herein by reference)

2. Bylaws of The viaLink Company (filed as Appendix F to the 1999 Proxy Statement and incorporated herein by reference)

3.       Specimen Common Stock Certificate

4. Certificate of Amendment to Certificate of Incorporation of The viaLink Company (filed as Appendix A to Registrant's Definitive Proxy Statement dated April 24, 2000 and incorporated herein by reference).





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



         (Registrant)      The viaLink Company
         ---------------------------------------------

         Date:    June 21, 2000
         ---------------------------------------------

         By:  /s/ J. ANDREW KERNER
         ---------------------------------------------
                  J. Andrew Kerner
                  Senior Vice President of Finance
                  and Chief Financial Officer



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                                 EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
------   -----------

1.       Certificate of Incorporation of The viaLink Company (filed as Appendix
         E to Registrant's Definitive 14-A Proxy Statement dated April 19, 1999
         (the "1999 Proxy Statement") and incorporated herein by reference)

2.       Bylaws of The viaLink Company (filed as Appendix F to the 1999 Proxy
         Statement and incorporated herein by reference)

3.       Specimen Common Stock Certificate

4.       Certificate of Amendment to Certificate of Incorporation of The viaLink
         Company (filed as Appendix A to Registrant's Definitive Proxy Statement dated April 24, 2000 and incorporated herein by reference).